Exhibit 12.3

Doral Financial Corporation

Computation of Ratio of Earnings (Losses) to Fixed Charges and Preferred Stock Dividends

	For the nine months ended September 30, 2013
Including Interest on Deposits
Earnings (Losses):
Pre-tax loss from continuing operations	$(29,073)
Plus:
Fixed Charges (excluding capitalized interest)	104,976

Total Earnings (Losses)	$75,903

Fixed Charges:
Interest expensed and capitalized	$87,588
Amortized premiums, discounts, and capitalized expenses related to indebtedness	14,322
An estimate of the interest component within rental expense	3,066

Total Fixed Charges	$104,976

Preferred dividends	7,245
Tax factor (based on statutory tax rate)	0.61
Preferred dividend factor	11,877

Total fixed charges and preferred stock dividends	$116,853

Ratio of Earnings (Losses) to Fixed Charges and Preferred Stock Dividends		(A)

Excluding Interest on Deposits
Earnings (Losses):
Pre-tax loss from continuing operations	$(29,073)
Plus:
Fixed Charges (excluding capitalized interest)	63,186

Total Earnings (Losses)	$34,113

Fixed Charges:
Interest expensed and capitalized	$45,798
Amortized premiums, discounts, and capitalized expenses related to indebtedness	14,322
An estimate of the interest component within rental expense	3,066

Total Fixed Charges	$63,186

Preferred dividends	7,245
Tax factor (based on statutory tax rate)	0.61
Preferred dividend factor	11,877

Total fixed charges and preferred stock dividends	$75,063

Ratio of Earnings (Losses) to Fixed Charges and Preferred Stock Dividends		(A)

(A)	Due to the Company’s pre-tax loss for the nine months ended September 30, 2013 the coverage ratio was less than 1:1. The Company would have to generate additional earnings of $41.0 million to achieve a ratio of 1:1 during the nine month period ended September 30, 2013.